FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated November 22, 2023

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander, S.A. (the “Issuer” or “Banco Santander”) announces its decision to carry out the optional early redemption of all outstanding Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities, with ISIN code XS1692931121 and common code 169293112, for a nominal total value of EUR 1,000,000,000, which are traded on the Global Exchange Market of the Irish Stock Exchange (the “CoCos”).

The early redemption of all of the outstanding CoCos, which has been authorised by the European Central Bank, will be carried out on the distribution payment date falling on 29 December 2023, pursuant to Conditions of the Preferred Securities of the relevant prospectus of the CoCos (Offering Circular dated 27 September 2017) (the “Terms and Conditions”). The decision of the Issuer to exercise the optional early redemption right is irrevocable, and holders of the CoCos are being informed by means of this announcement of other relevant information and other foreseen notices, in the form, within the required timeframe, and for the purposes set out in Conditions 6 and 11 of the Terms and Conditions.

The early redemption price, which will be equal to the outstanding nominal value (liquidation preference in the terminology of the prospectus) of each CoCo plus any accrued and unpaid distribution associated to each CoCo up to (but excluding) 29 December 2023, will be paid on such date to the holders of the Preferred Securities by the Principal Paying Agent, in accordance with the Terms and Conditions.

Boadilla del Monte (Madrid), 22 November 2023

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	November 22, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance